                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.


                         Commission File Number 33-80771


                     Credit Suisse First Boston (USA), Inc.
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             (Exact name of registrant as specified in its charter)


             Eleven Madison Avenue, New York NY 10010 (212) 325-2000
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


   Series A Fixed/Adjustable Rate Cumulative Preferred Stock, $50 liquidation preference per share
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            (Title of each class of securities covered by this Form)


                              6 1/8% Notes Due 2011
                              ---------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]            Rule 12h-3(b)(1)(i)        [X]
     Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(1)(ii)       [ ]
     Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(i)        [ ]
     Rule 12g-4(a)(2)(ii)   [ ]            Rule 12h-3(b)(2)(ii)       [ ]
                                           Rule 15d-6                 [ ]

Approximate number of holders of record as of the certification or
notice date:   0
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      Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse First Boston (USA), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 2, 2002

                                                 By: /s/ Raymond R. Disco
                                                     --------------------
                                                     Raymond R. Disco
                                                     Assistant Treasurer